

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

November 7, 2024

Rohan Malhotra
Chief Executive Officer
Roadzen Inc.
111 Anza Boulevard, Suite 109
Burlingame, California 94010

    Re: Roadzen Inc.
        Registration Statement on Form S-3
        Filed November 1, 2024
        File No. 333-282966

Dear Rohan Malhotra:

      This is to advise you that we have not reviewed and will not review your registration statement.

      Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

      Please contact Robert Arzonetti at 202-551-8819 with any questions.

              Sincerely,

              Division of Corporation Finance
              Office of Finance

cc: Jason Simon